July 30, 2019

Mondher Mahjoubi
Chief Executive Officer
Innate Pharma S.A.
117 Avenue de LuminyBP 30191
13009 Marseille, France

       Re: Innate Pharma S.A.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted July 19, 2019
           CIK No. 0001598599

Dear Dr. Mahjoubi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Overview, page 1

1. We note your response to comment 1. We further note your disclosure that you may be
       "eligible to receive an aggregate of approximately $5.5 billion in future contingent payments" and reference only existing collaboration agreements and potential license agreements. Please disclose the material assumptions factored into this estimated future payment amount as well as the associated risks. For instance, please disclose whether the estimated future payment amount assumes maximum and successful achievement of all development (regulatory or otherwise) and sales milestones. In this regard, we note your disclosure on page 5 references such items were taken into account but does not disclose
 Mondher Mahjoubi
Innate Pharma S.A.
July 30, 2019
Page 2
         the underlying assumptions used.
Business, page 110

2. We note your response to comment 6. We further note that throughout this section you use the phrase "potentially first-in-class" to describe certain of your product candidates that are still in clinical development. We also note in particular from your response that you are defining the phrase "first-in-class" in a temporal sense, as the first one of its kind, and not as an adjective describing the quality of a product candidate. If you wish to continue to use the "first-in-class" description in this way, then to avoid investor confusion as to the meaning of the phrase, please clearly disclose how you are defining the phrase.
       You may contact Keira Nakada at 202-551-3659 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMondher Mahjoubi                              Sincerely,
Comapany NameInnate Pharma S.A.
                                                                Division of
Corporation Finance
July 30, 2019 Page 2                                            Office of
Healthcare & Insurance
FirstName LastName